Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 11, 2007 relating to the consolidated financial statements of iBasis, Inc. and subsidiaries (which report expressed an unqualified opinion and includes explanatory paragraphs regarding (a) the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), “Share Based Payment” and (b) the Company’s restatement of its 2005 and 2004 financial statements) and our report dated June 11, 2007 relating to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of iBasis, Inc. and subsidiaries for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
December 21, 2007